Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

SPS Commerce, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “4.1                    ” so that, as amended, said Article shall be and read as follows:

AUTHORIZED CAPITAL STOCK. The Corporation shall be authorized to issue 115,000,000 shares of capital stock, of which 110,000,000 shares shall be shares of common stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares shall be shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18             day of May            , 2020.

By:	/s/ Archie C. Black
Authorized Officer
Title:	Chief Executive Officer

Name:	Archie C. Black
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